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                                                                       EXHIBIT 1

     FUND                                                 PRESS
     AMERICAN                                             RELEASE

                                                        CONTACT: ALLAN L. WATERS
                                                                  (802) 649-3633

   FUND AMERICAN SEEKS SHAREHOLDERS' REPRESENTATION ON LOUISIANA LAND BOARD

NORWICH, VT - November 16, 1995 -- Fund American Enterprises Holdings, Inc. announced that it has amended its Schedule 13D filing with the Securities and Exchange Commission related to the Company's investment in The Louisiana Land & Exploration Company. Fund American currently owns 8.75% of the outstanding common shares of Louisiana Land.

To enhance shareholder representation on the Louisiana Land Board, Fund American has asked Louisiana Land to add to its Board three designees selected by Fund American. The Fund American designees will be experienced businessmen who will add to the Louisiana Land Board significant insight regarding the creation of shareholder value.

In a letter to Louisiana Land Chairman, H. Leighton Steward, filed with the SEC as part of the Schedule 13D amendment, Fund American Chairman, Jack Byrne said, "For years we have been concerned about Louisiana Land's disappointing earnings performance and management's continued extensive commitment of capital to an exploration, development and property acquisition program which has failed to produce satisfactory results." The letter goes on to note that, over the last five fiscal years, Louisiana Land has produced over $1 billion of operating cash flows but, after the costs of exploration and development, has reported an aggregate net loss of about $150 million. Mr. Byrne also said, "Our dissatisfaction with Louisiana Land's performance, and with the absence of focus by the Board on enhancement of shareholder value, has reached the point that we think the time has come for some changes in the Company's Board of Directors."

Louisiana Land has said, through a press release, that it will be in contact with Fund American in the near future regarding this proposal. Fund American believes that a timely and favorable response to the proposal is the most effective way to serve the owners' interests. In the Schedule 13D filing, Fund American said that it will continue to consider all alternative courses of action to enhance value for Louisiana Land's shareholders.

Fund American has retained investment advisor Petrie Parkman & Co. and the law firm of Simpson Thacher & Bartlett as its advisors in this matter.